EXHIBIT 99.1

European Medicines Agency Recommends Market Approval of AVT06, Alvotech’s Proposed Biosimilar to Eylea® (aflibercept)

REYKJAVIK, Iceland and LONDON, June 23, 2025 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide and Advanz Pharma, a UK headquartered global pharmaceutical company with a strategic focus on specialty, hospital, and rare disease medicines in Europe, today announced that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human use (CHMP) adopted a positive opinion recommending approval for AVT06, Alvotech’s proposed biosimilar to Eylea® (aflibercept 2 mg). Based on a positive recommendation by CHMP, biosimilar medicines can be approved by the European Commission for marketing in the European Economic Area, that includes the 27 member states of the European Union, in addition to Norway, Iceland and Lichtenstein.

"CHMP’s positive opinion takes us a step closer to being able to market our proposed biosimilar in Europe, which is excellent news for patients and their caregivers. Alvotech looks forward to increasing access to this vital biologic treatment for eye disorders," said Joseph McClellan, Chief Scientific Officer of Alvotech.

“We are pleased with the CHMP’s positive opinion, which marks an important milestone in our mission to bring high-quality, specialist medicines to patients across Europe,” said Nick Warwick, Chief Medical Officer of Advanz Pharma.

The CHMP opinion recommends granting of a marketing authorization for AVT06 intended for the treatment of adults with neovascular (wet) age-related macular degeneration (AMD), visual impairment due to macular oedema secondary to retinal vein occlusion (branch RVO or central RVO), visual impairment due to diabetic macular oedema (DME) and visual impairment due to myopic choroidal neovascularisation (myopic CNV).

Alvotech is responsible for the development and commercial supply of the proposed biosimilar. Advanz Pharma is responsible for registration and has exclusive commercialization rights for most countries in Europe.

In 2024, global sales of Eylea® were about US$9 billion, and one third of these sales were in Europe [1].

In January 2024 Alvotech announced positive top-line results from a confirmatory clinical study with AVT06 (AVT06-GL-C01) comparing the efficacy, safety, and immunogenicity of the proposed biosimilar to Eylea® in patients with neovascular (wet) AMD. The study met its primary endpoint, with results demonstrating therapeutic equivalence between Alvotech’s biosimilar candidate and Eylea® [2].

Alvotech is also developing AVT29, a proposed biosimilar to Eylea® HD, a higher dose (aflibercept 8 mg) aflibercept. Advanz has licensed the distribution rights from Alvotech for both biosimilar candidates, for the same territory.

About AVT06 (aflibercept)
AVT06 is a recombinant fusion protein and a biosimilar candidate to Eylea® (aflibercept), which binds vascular endothelial growth factors (VEGF), inhibiting the binding and activation of VEGF receptors, neovascularization, and vascular permeability [3]. AVT06 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

Sources
[1] Global Data and IQVIA
[2] Agostini, H. et.al. (2025). A randomized, double-masked parallel-group, multicenter clinical study evaluating the efficacy and safety of the biosimilar candidate AVT06 compared to the reference product aflibercept in participants with neovascular age-related macular degeneration. Expert Opinion on Biological Therapy, 1–15. https://doi.org/10.1080/14712598.2025.2519531
[3] https://www.regeneron.com/downloads/eylea_fpi.pdf

Use of trademarks
Elyea® is a registered trademark of Regeneron Pharmaceuticals Inc. and Bayer AG.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline includes eight disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

About Advanz Pharma
Partner of choice in specialty, hospital, and rare disease medicines. Advanz Pharma is a global pharmaceutical company with the purpose to improve patients’ lives by providing and enhancing the specialty, hospital, and rare disease medicines they depend on. Our headquarters are in London, UK. We have commercial sales in more than 90 countries globally and have a direct commercial presence in more than 20 countries, including key countries in Europe, the US, Canada, and Australia, a Centre of Excellence in Mumbai, India, as well as an established global distribution and commercialization partner network. Advanz Pharma’s product portfolio and pipeline comprises innovative medicines, biosimilars & specialty generics, and originator brands. Our products cover a broad range of therapeutic areas, including hepatology, rheumatology, gastroenterology, anti-infectives, critical care, endocrinology, oncology, CNS, and, more broadly, rare disease medicines. Our ambition is to be a partner of choice for the commercialization of specialty, hospital, and rare disease medicines in Europe, Canada, and Australia. In line with our ambition, we are partnering with biopharma and development companies to bring medicines to patients. We can only achieve this due to our dedicated and highly qualified employees, acting in line with our company values of entrepreneurship, speed, and integrity.

Alvotech Forward Looking Statements
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Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to reach development milestones under commercial partnership agreements including the partnership with Advanz; (2) the ability to raise substantial additional funding, which may not be available on acceptable terms or at all; (3) the ability to maintain stock exchange listing; (4) changes in applicable laws or regulations; (5) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (6) Alvotech’s estimates of expenses and profitability; (7) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (8) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (9) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (10) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (11) the ability of Alvotech or its partners, including Advanz, to gain approval from regulators for planned clinical studies, study plans or sites; (12) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (13) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (14) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements, including the partnership with Advanz; (15) Alvotech’s ability, and that of its commercial partners, including Advanz, to execute their commercialization strategy for approved products; (16) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (17) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (18) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; (19) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, war in Ukraine and global geopolitical tension, and the ongoing and evolving COVID-19 pandemic on the Alvotech’s business, financial position, strategy and anticipated milestones; and (20) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. 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Advanz Pharma Forward Looking Statements
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MEDIA CONTACTS

Alvotech Global Communications and Investor Relations
Benedikt Stefansson
alvotech.ir@alvotech.com

Advanz Pharma Global Corporate Communications
Courtney Baines
courtney.baines@advanzpharma.com